FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  May 04 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 'Appt of Trading Director'
                                     dated 04 May 2004




4 May 2004

                               BRITISH ENERGY plc


Appointment of Neil O'Hara as Trading Director and to Executive Committee


British Energy is pleased to announce the appointment of Neil O'Hara as Trading Director and as a member of the Executive Committee with effect from today.
Neil O'Hara, who was previously at RWE, replaces Terry Brookshaw who is retiring from the Company.


Mike Alexander, Chief Executive of British Energy said;


"I am delighted to welcome Neil O'Hara to the Executive Committee. Neil has exceptional experience in trading and risk management in the energy sector which makes him well qualified to help drive British Energy's trading strategy. He will play a significant role in delivering value to the business."


Commenting on his appointment, Neil O'Hara said;

"I am joining British Energy at a very important time for the company as it affirms its position in the UK energy market. I look forward to working with Mike Alexander and the Executive Committee in ensuring the long term success of the business."


For further information please contact:


Paul Heward               British Energy plc                 01355 262201
Andrew Dowler             Financial Dynamics                 020 7831 3113


ENDS


Notes to the Editor:

Neil O'Hara has over ten years trading and risk management experience in the energy sector, including the power, coal and gas sectors. His trading and industry experience was gained in the UK and United States whilst working at Manufacturers Hanover Trust, British Gas, Natural Gas Clearinghouse (Dynegy), Accord/Centrica and RWE. He has also worked on generation optimisation, co-firing and operations and engineering projects.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 04 2004                         BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations